May 2, 2007

Mr. Paul Fischer
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:	Towerstream Corporation
Registration Statement on Form SB-2 (File No. 333-141405)
Filed March 19, 2007 (‘‘PIPE Registration’’);
Registration Statement on Form SB-2 (File No. 333-142032)
Filed April 11, 2007 (‘‘Registered Direct Registration’’)

Dear Mr. Fischer:

We are counsel to Towerstream Corporation (the ‘‘Corporation’’). We hereby submit on behalf of the Corporation responses to the letter dated April 13, 2007 with respect to the PIPE Registration, and to the letter dated April 20, 2007 with respect to the Registered Direct Registration, from the Division of Corporation Finance. Our responses below are numbered to correspond to the staff’s comments and have been prepared in conjunction with Amendment No. 1 to File No. 333-141405 and Amendment No. 1 to File No. 333-142032, filed herewith. We have indicated in the responses below whether the reply is applicable solely to the PIPE Registration, the Registered Direct Registration, or both.

General

1.	We note Form SB-2 file no. 333-142032 filed on April 11, 2007, registering shares pursuant to a primary offering on a best-efforts basis. Please revise as applicable the instant Form SB-2 to reflect the concurrent primary offering, including, for example, but not limited to, the Risk Factors section on page 10, ‘‘Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.’’

Response:

The Corporation has modified the PIPE Registration and the Registered Direct Registration in response to the staff’s comment to expand the descriptions of the primary offering appearing under ‘‘Prospectus Summary’’ and expanded the Risk Factor entitled ‘‘Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline’’.

We note that the staff is assuming that offerings under the PIPE Registration and Registered Direct Registrations will occur simultaneously. However, this is not the case. Pursuant to a contractual market standoff provision, the holders of shares acquired in the Corporation’s January 2007 private placements (including shares issuable upon the exercise of any warrants or upon the conversion of any debentures issued in the January 2007 private placements) are subject to agreements under which they may not sell such shares without the consent of the Corporation and the placement agents for up to 180 days following the effective date of the Registered Direct Registration.

In addition, as a result of the Registered Direct Registration, all percentages will be further reduced at the time the PIPE Registration shares are offered for resale. Comment No. 2, relating to availability of Rule 415, does not account for the expected completion of the sale of an estimated $40 million of new securities (approximately 6.6 million additional shares) in connection with the Registered Direct Registration.

Mr. Paul Fischer
May 2, 2007

2.	We note that you are registering the sale of approximately 12 million shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should withdraw the current registration statement, file separate registration statements for the resale of common stock and for the offering of the shares underlying the debentures, notes and warrants at the time of each conversion/exercise, include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing. If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible debentures, warrants and notes; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:

Background of Issuance of Shares Registered for Resale -

Our response to Comment No. 2 is directed exclusively to the PIPE Registration and is inapplicable to the Registered Direct Registration. We disagree with the staff’s comment that Rule 415 appears to be inapplicable to the PIPE Registration. Further, as noted above in response to Comment No. 1, the Corporation is offering through placement agents in a primary offering $40 million of newly issued securities, estimated to yield approximately 6.6 million additional shares outstanding prior to any resales under the PIPE Registration.

The staff has noted that the PIPE Registration seeks to register, pursuant to Rule 415, the resale by holders of certain shares of common stock of the Corporation (the ‘‘Common Stock’’) purchased in the January 2007 private placement (the ‘‘Investor Shares’’) and shares acquired upon conversion of convertible debentures (the ‘‘Debentures’’) sold during January 2007 (the ‘‘Convertible Debt Shares’’). The PIPE Registration also registers warrants issued to the purchasers.

Mr. Paul Fischer
May 2, 2007

The Investor Shares and the Convertible Debt Shares each were issued following a January 2007 recapitalization and restructuring of the Corporation. The restructuring occurred on January 12, 2007 when the Corporation acquired Towerstream Corporation (‘‘Towerstream’’), previously a privately-held corporation (the ‘‘Merger’’). In connection with the Merger, shareholders of Towerstream were issued 15,000,000 new shares of Common Stock; and $2,191,636 of Towerstream’s pre-merger debt was converted into 1,458,832 shares of Common Stock. Only approximately 8,540,184 shares of Common Stock are directly owned by executive officers and directors of the Corporation.

The Corporation raised $11,497,625 through the sale to 46 non-affiliated institutional and private investors an aggregate of 5,110,056 shares of Common Stock and warrants to purchase 2,555,030 shares of Common Stock. The Corporation also sold $3,500,000 of Debentures, presently convertible into 1,272,728 shares of Common Stock, and warrants to purchase up to 1,272,728 shares of Common Stock to two non-affiliated institutional investors. Together, these offerings could result in the issuance of 10,210,542 shares of Common Stock.

The PIPE Registration of 11,699,101 shares of Common Stock represents only 30.4% of the Company’s shares, as calculated on a fully diluted basis and assuming that the Corporation issues 6.6 million shares under the Registered Direct Registration, which will precede any resales under the PIPE Registration. Given the relatively small number of shares being registered in the PIPE Registration compared to the Corporation’s anticipated number of outstanding shares at the time any selling shareholder may re-sell any shares under the PIPE Registration, together with the fact that no affiliate of the Corporation is registering shares under the PIPE Registration, we believe that Rule 415 remains available.

We also believe Rule 415 is specifically available for those shares being registered for resale that were issued by the Corporation upon conversion of certain indebtedness on January 12, 2007 in connection with the Merger. Prior to the Merger, neither the Corporation nor Towerstream were affiliated with one another. Moreover, the holders of Towerstream’s pre-merger debt that converted into Common Stock at the time of the Merger have never been affiliates of either Towerstream or the Corporation.

Requirements of Rule 415 -

The shares proposed to be registered in the PIPE Registration consist of Investor Shares, shares underlying the Debentures, shares underlying warrants issued in connection with the Investor Shares and the Debentures, shares issued upon the conversion of certain promissory notes and shares underlying warrants issued to placement agents. None of these shares are held by (i) the Corporation, (ii) a subsidiary of the Corporation, (iii) a party with respect to which the Corporation is a subsidiary, or (iv) an affiliate or promoter of the Corporation. Towerstream has been in existence since 1999 and currently conducts significant operations in 6 major metropolitan cities, generates over $6 million in annual revenues, and at the time of the Merger was nearly cash-flow positive from its operations. The Corporation offers wireless internet services to businesses such as law firms, financial institutions, governments and others. The Corporation has never issued any floating-rate or other ‘‘toxic’’ convertible instruments, and the Corporation’s $3.5 million of Debentures were issued at a significant conversion premium ($2.75 per share) over the Common Stock’s last trading price before the Debentures were issued ($0.0382 per share)

Mr. Paul Fischer
May 2, 2007

and the Debentures represent a small fraction of the total capital (approximately $14.4 million) that has been recently raised by the Corporation for its anticipated growth into new markets.

Rule 415, ‘‘Delayed or Continuous Offering and Sale of Securities,’’ provides as follows:

(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that:

(1)	The registration statement pertains only to:

(i)	Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

We have provided on the attached Exhibit A, a table reflecting the information sought by the staff as follows:

•	analysis of the number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	the date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	the relationship of each selling shareholder with the Corporation and Towerstream;

•	any relationships known to the Corporation among the selling shareholders; and

•	the purchase price for all outstanding Common Stock sought to be registered and both the conversion and exercise prices of the warrants and Debentures, the underlying shares of which are being registered.

Except as disclosed in the footnotes to the ‘‘Selling Stockholders’’ table, the Corporation is not aware of any selling shareholders who are in the business of buying and selling securities.

Based upon the foregoing, and considering that the Debentures account for only 12.5% of the total shares outstanding held by non-affiliates, we believe that the PIPE Registration satisfies the requirements of Rule 415 (a)(1)(i) as an offering to be made by person other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary.

Registration Fee Table

3.	Describe the method by which you determined the number of shares you seek to register in connection with this registration statement. For example, discuss whether your calculations assume any interest payments made in shares of common stock. Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the ‘‘Selling Stockholders’’ section of the prospectus.

Response:

The number of shares sought to be registered in the PIPE Registration includes: (i) 5,110,056 Investor Shares issued in the January 2007 private placement, (ii) 2,550,030 shares of Common Stock underlying the warrants issued in connection with the Investor Shares, (iii) 1,272,728 shares of Common Stock underlying the Debentures, (iv) 1,272,728 shares of

Mr. Paul Fischer
May 2, 2007

Common Stock underlying the warrants issued in connection with the Debentures (v) 204,552 shares of Common Stock underlying warrants that were issued to the placement agents in connection with the Investor Share and Debenture offerings and (vi) 1,284,007 shares of Common Stock that were issued upon the conversion of $1,941,636 of indebtedness in connection with the Merger. The Corporation is not registering any shares of Common Stock that might be used to make interest payments on the Debentures.

The original filing contained some discrepencies between the fee table and the shares listed in the ‘‘Selling Stockholders’’ table due to typographical errors. Moreover, the current number of shares listed in the ‘‘Selling Stockholders’’ table has been reduced to 11,699,101 shares due to the removal of (i) 400,000 shares underlying warrants that were not issued in either the Investor Share or Debenture Offering, (ii) 174,825 shares issued to Howard Haronian that were received upon the conversion of $250,000 of indebtedness in connection with the Merger and (iii) 112,000 shares held by various entities that were erronously listed in the ‘‘Selling Stockholders’’ table. The Corporation now believes that the current ‘‘Selling Stockholders’’ table is accurate and consistent with the other parts of the document.

Prospectus Summary, page 1

The Offering, page 1

4.	Please disclose that the number of shares being registered represents % of your shares currently outstanding.

Response:

The requested disclosure has been added to the ‘‘Prospectus Summary.’’

5.	Disclose the total dollar value of the securities underlying the convertible debentures and warrants and previously underlying the notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the respective private placements).

Response:

On January 17, 2007, the date prior to the termination of the Investor Share and Debenture offering, the closing price of the Corporation’s Common Stock as reported on the OTC Bulletin Board was $0.0382 per share. The Corporation’s Common Stock was not traded on the following date. The requested disclosure has been added to the ‘‘Prospectus Summary.’’ Certain additional disclosure regarding the inactive trading market has also been added under ‘‘Prospectus Summary’’ in order to assure the requested additional disclosure is not misleading.

Management’s Discussion and Analysis, page 13

6.	Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the two private placements occurring in January 2007 that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to ‘‘finders’’ or ‘‘placement agents,’’ and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Mr. Paul Fischer
May 2, 2007

Further, disclose the net proceeds to you from the sale of all the securities in the private placements and note offerings and the total possible payments to all selling shareholders and any of their affiliates in the first year following the January 2007 private placements and note offerings.

Response:

In connection with the Investor Share and Debenture offering, the Corporation paid three placement agents an aggregate cash fee of 7% of the gross proceeds received from investors introduced to the Corporation by such placement agents, together with warrants to purchase up to 5% of the aggregate number of shares of Common Stock issued to such investors. Specifically, the Corporation incurred placement agent fees of (i) approximately $443,900 and five year warrants to purchase 140,916 shares of Common Stock at an exercise price of $4.50 per share with respect to the sale of the Investor Shares and (ii) approximately $140,000 and five-year warrants to purchase 63,636 shares of Common Stock at an exercise price of $4.50 per share with respect to the sale of the Debentures. None of these payments was made to a selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder had a contractual relationship, other than as has been disclosed in the footnotes to the Selling Stockholders table. The requested disclosure has been repeated and been added to Amendment No. 1 under ‘‘Management Discussion and Analysis — Liquidity and Capital Resources’’ in both the PIPE Registration and Registered Direct Registration.

The net proceeds to the Corporation from the sale of all the securities in the private placements has been added under ‘‘Management’s Discussion and Analysis — Liquidity and Capital Resources’’ in both the PIPE Registration and Registered Direct Registration, and the total possible payments to all selling shareholders and any of their affiliates in the first year following the Investor Share and Debenture offerings is none.

7.	Disclose in a table:

•	the gross proceeds paid or payable to you in the January 2007 private placements and note offerings;

•	all payments that have been made or that may be required to be made by you that are disclosed in response to comment 5 above;

•	the resulting net proceeds to you; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other Towerstream Corporation securities that are held (or in the case of the notes, were held) by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 10 and 11 below.

Further, please disclose – as a percentage – the total amount of all possible payments as disclosed in response to comment 5 above and the total possible discount to the market price of the shares underlying the convertible debentures, notes and warrants as disclosed in response to comments 10 and 11 below divided by the net proceeds to you from the sale of the convertible debenture, notes and warrants.

Mr. Paul Fischer
May 2, 2007

Response:

The requested disclosure has been added to ‘‘Management’s Discussion and Analysis — Liquidity and Capital Resources’’ in both the PIPE Registration and Registered Direct Registration.

Liquidity – page 14

8.	Disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the convertible debentures.

Response:

The requested disclosure has been added to ‘‘Management’s Discussion and Analysis — Liquidity and Capital Resources’’ in both the PIPE Registration and Registered Direct Registration.

Selling Stockholders – page 36

9.	Please tell us in your response letter whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, your prospectus should also state, if true:

•	That such seller purchased in the ordinary course of business; and

•	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

See Response to Comments Nos. 6 and 7. Other than the placement agent arrangements and fees described in the footnotes to the ‘‘Selling Stockholders’’ table, and under ‘‘Managements Discussion and Analysis — Liquidity and Capital Resources’’ tables added, the Corporation had no agreements or understandings, directly or indirectly, with any person to distribute the securities or who purchased securities. Except as described above, the Corporation does not believe that any of the other shares issued in the Investor Share or Debenture offerings were sold to broker-dealers or their affiliates.

10.	Please disclose the total possible profit the selling shareholders could realize and has realized as a result of the conversion/exercise discount for the securities underlying the convertible debentures, notes and warrants presented in a table with the following information disclosed in separate columns or rows:

•	the market price per share of the securities underlying the convertible debenture, notes and warrants on the date of the sale of the securities;

•	the conversion/exercise price per share of the underlying securities on the date of the sale of the convertible debenture, notes and warrants calculated by using the price per share established in the convertible debenture, notes and warrants;

•	the total possible shares underlying the convertible debenture and notes (assuming no interest payments and complete conversion throughout the term of the debenture) and warrants;

Mr. Paul Fischer
May 2, 2007

•	the combined market price of the total number of shares underlying the convertible debenture, notes and warrants, calculated by using the market price per share on the date of the sale of the convertible debenture, notes and warrants and the total possible shares underlying the convertible debenture, notes and warrants;

•	the total possible shares the selling shareholders may receive and have received and the combined conversion/exercise price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture, notes and warrants and the total possible number of shares the selling shareholders may receive and have received; and

•	the total possible discount to the market price as of the date of the sale of the convertible debenture, notes and warrants calculated by subtracting the total conversion price/exercise on the date of the sale of the convertible debenture, notes and warrants from the combined market price of the total number of shares underlying the convertible debenture, notes and warrants on that date.

If there are provisions in the convertible debenture and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, because the conversion price per share drops to a lower price if there are other sales of convertible securities or warrants at lower conversion/exercise prices, please provide additional disclosure.

Response:

The requested disclosure for the Resale Registration seeks information concerning the total possible profit that may be realized by selling shareholders as a result of conversion/exercise discounts on securities. Inasmuch as none of the Corporation’s securities offered by the selling shareholders was issued with any conversion/exercise discount to the market, the requested table has not been added.

11.	Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other Towerstream Corporation securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

Mr. Paul Fischer
May 2, 2007

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The requested disclosure for the Resale Registration seeks information concerning the total possible profit that may be realized by selling shareholders as a result of conversion discounts on securities. Inasmuch as securities offered by the selling shareholders were not issued at a discount to the market, the requested table has not been added.

12.	Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

Mr. Paul Fischer
May 2, 2007

Response:

The Corporation is not aware of any transactions of the type described, other than the sale of the Investor Shares and the Debentures as described in the Resale Registration prospectus. Accordingly, a new table has not be added.

13.	In a table, provide disclosure that compares:

•	the number of shares outstanding prior to the January 2007 private placements that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The Corporation believes that the requested disclosure may be materially misleading if presented in the requested format in the prospectus, and has not been added. Information that relates to the Corporation’s capitalization prior to the material changes that occurred as a result of the relatively contemporaneous closing of the Merger, the private placements, the recapitalization and related transactions in January 2007 is not relevant to an investor’s understanding and these matters, including the share amounts, splits, and cancellations have been described in detail in the Corporation’s prior SEC filings and reports, and in the current prospectuses. At the time immediately following these events, 1.9 million shares represented the Corporation’s ‘‘public float’’ after giving effect to the described events, which has been fully disclosed previously and repeatedly appears in the financial statements.

With respect to the questions posed in Comment No. 13, the staff is advised that no other shares have been registered by any of the current selling shareholders in any of the Corporation’s prior registration statements. Except as may be noted in the ‘‘Selling Stockholders’’ table under the column ‘‘After Offering’’, the Corporation is not aware of shares that will continue to be held by the selling shareholders, or affiliates. No ‘‘After Offering’’ held shares have been registered for resale by any of the selling shareholders (but such shares may have been acquired from a person whose shares may have been registered in the original Form SB-2 filed for resale in January 2006). The number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction has been fully set forth in the Selling Stockholder table. Accordingly, the Corporation has not added the requested table.

Mr. Paul Fischer
May 2, 2007

14.	Disclose whether – based on information obtained from the selling shareholders – the selling shareholders have an existing short position in your common stock and, if any selling shareholder has an existing short position in your stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the January 2007 private placements and the filing of the registration statement (e.g., before or after the announcement of the January 2007 private placements, before the filing or after the filing of the registration statement, etc.).

Response:

The Corporation does not have any information concerning any existing short positions in the Corporation’s stock. In light of the limited public float prior to the offering, the Corporation believes that it is unlikely that there is any significant short position in the Corporation’s stock.

15.	Provide the following information:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•	copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

Except as disclosed in the footnotes to the ‘‘Selling Stockholders’’ table with respect to the placements agents, no relationships or arrangements of this nature have existed in the past three years or are expected to be performed in the future between the Corporation (or its predecessor) and the selling shareholders, any affiliates of the selling shareholders, or to the Corporation’s knowledge, any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) that is known to exist among such persons. Furthermore, all placement agent agreements were filed as exhibits to the Corporation’s Current Report on Form 8-K that was filed with the SEC on January 19, 2007.

Mr. Paul Fischer
May 2, 2007

Warrants – page 45

16.	We note disclosure in Section 3.g. of Exhibit 10.10 ‘‘Voluntary Adjustment by Company,’’ that in addition to the anti-dilution protections you here disclose, the company may ‘‘at any time during the term of [the] warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.’’ Please revise here to include disclosure regarding this provision, including the circumstances under which the board would choose to exercise it.

Response:

The requested disclosure has been added to ‘‘Warrants’’ in both prospectuses.

Part II

Item 27 — Exhibits

17.	Please file Exhibit 5.1 as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

Response:

A copy of our opinion has been filed as Exhibit 5.1 to the PIPE Registration.

The Corporation acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4973 or Rick Werner at (212) 659-4974.

Sincerely,
/s/ Harvey Kesner Harvey Kesner

cc:	Jeffrey M. Thompson

Exhibit A

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Colman Furlong Profit Sharing Plan & Trust	100,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	50,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	150,000	1.28%
Victor M. Dandridge, III	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%
Robert S. Colman Trust UDT 3/31/1985	250,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	125,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
	166,667		Acquired on January 12, 2007 in connection with the conversion of a promissory note		$1.50
Total	541,667	4.63%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Heller Capital Investments	200,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	100,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
	133,333		Acquired on January 12, 2007 in connection with the conversion of a promissory note		$1.50
Total	433,333	3.70%
Sandor Capital Master Fund, L.P.	360,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	Sandor Capital Master Fund, L.P. is an affiliate of WFG Investments, Inc., which served as one of Towerstream’s placement agent’s in connection with the Common Stock and Warrant Offering	$2.25
	180,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	540,000	4.62%
Chocolate Chip Investments LP	100,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	50,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	150,000	1.28%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Harold E. Gelber Revocable Trust	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%
Elinor Ganz IRA Rollover	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%
Aharon Ungar and Jennifer B. Ungar	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%
Laura Berlin	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Alfred Gladstone	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%
Jack W. Kuhn Jr. Revocable Trust UAD 12/11/2000	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%
New Britain Radiological Associates 401(k) Plan FBO Alfred Gladstone	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%
New Britain Radiological Associates 401(k) Plan FBO Sydney Ulreich	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
George Wild Markham	350,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	175,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	525,000	4.49%
Tamsey Smith Markham	150,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	75,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	225,000	1.92%
Robert E. Cottrell	17,778		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	8,889		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	26,667	0.23%
John R. Dufresne	35,556		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	17,778		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	53,334	0.46%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Ferris Baker Watts, Inc. Custodian FBO Mark Nicosia IRA(22)	100,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	50,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	150,000	1.28%
Ken Root	12,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	6,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	18,000	0.15%
Ariel Funding LLC	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%
Susan E. Saxton	12,500		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	6,250		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	18,750	0.16%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Gary Gratny	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%
Alon D. Kutai	11,111		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	5,556		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	16,667	0.14%
Bedrock Capital LP	111,111		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	55,556		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	166,667	1.42%
Brian Barton	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
T2, Ltd.	111,111		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	55,556		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	166,667	1.42%
Precept Capital Master Fund, G.P.	100,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	50,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	150,000	1.28%
James C. Barragan	33,333		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	16,667		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	50,000	0.43%
Peddle Partners LLP	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Forest Hill Select Offshore, Ltd.	277,533		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	138,767		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	416,300	3.56%
Forest Hill Select Fund, LP	389,133		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	194,567		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	583,700	4.99%
Lacuna Hedge Fund LLLP	666,667		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	333,333		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	1,000,000	8.55%
Frank Trimboli	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
London Family Trust	222,222		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	111,111		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	333,333	2.85%
Chase Mortgage, Inc.	100,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	50,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
	200,000		Acquired on January 12, 2007 in connection with the conversion of a promissory note		$1.50
Total	350,000	2.99%
Clarion Capital Corporation	125,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	62,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	187,500	1.60%
Phyllis Ulreich	55,556		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	27,778		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	83,334	0.71%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Scott Christie “Keogh”	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%
Marvin Mermelstein	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%
Sugarman Investment LC	25,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	12,500		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	37,500	0.32%
Robert A. Inman, Jr.	50,000		Acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	25,000		Shares underlying a Warrant acquired on January 12, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	75,000	0.64%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Sunrise Equity Partners LP	111,111		Acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	55,556		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	166,667	1.42%
Lagunitas Partners LP	200,000		Acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	100,000		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering		$4.50
	100,000		Acquired on January 12, 2007 in connection with the conversion of a promissory note		$1.60
Total	400,000	3.42%
Gruber & McBaine International	66,667		Acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	33,333		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering		$4.50
	25,000		Acquired on January 12, 2007 in connection with the conversion of a promissory note		$1.60
Total	125,000	1.07%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Jon D. and Linda W. Gruber Trust	66,667		Acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	33,333		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering		$4.50
	31,250		Acquired on January 12, 2007 in connection with the conversion of a promissory note		$1.60
Total	131,250	1.12%
Agile Partners, LP	100,000		Acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering	None	$2.25
	50,000		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Common Stock and Warrant Offering		$4.50
Total	150,000	1.28%
Barry Honig	54,424	0.47%	Acquired on January 12, 2007 in connection with the conversion of a promissory note	None	$1.50
Chad Brownstein	30,000	0.26%	Acquired in March 2007 in a private transaction with an unaffiliated stockholder	None	Private Sale
Jonah Schnel	10,000	0.09%	Acquired in March 2007 in a private transaction with an unaffiliated stockholder	None	Private Sale
John S. Lemak IRA Rollover	100,000	0.85%	Acquired on January 12, 2007 in connection with the conversion of a promissory note	John S. Lemak IRA Rollover is an affiliate of WFG Investments, Inc., which served as one of Towerstream’s placement agent’s in connection with the Common Stock and Warrant Offering	$1.50

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
DKR SoundShore Oasis Holding Fund Ltd.	1,000,000		Shares underlying a Debenture acquired on January 18, 2007 in connection with the Debenture and Warrant Offering	None	$2.75
	500,000		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Debenture and Warrant Offering		$4.00
	500,000		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Debenture and Warrant Offering		$6.00
	333,333		Acquired on January 12, 2007 in connection with the conversion of a promissory note		$1.50
Total	2,333,333	19.90%
Harborview Master Fund, L.P.	272,728		Shares underlying a Debenture acquired on January 18, 2007 in connection with the Debenture and Warrant Offering	None
	136,364		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Debenture and Warrant Offering		$4.00
	136,364		Shares underlying a Warrant acquired on January 18, 2007 in connection with the Debenture and Warrant Offering		$6.00
	100,000		Acquired on January 12, 2007 in connection with the conversion of a promissory note		$1.50
Total	645,456	5.52%

Selling Shareholder	Number of Shares in Offering	Percentage of Offering	Date and How Acquired	Relationships	Price Per Share / Exercise Price / Conversion Price
Nexcore Capital, Inc.	7,194	0.06%	Shares underlying a Warrant acquired on January 18, 2007 as compensation for Ardent Advisors LLC serving as a placement agent in connection with the Common Stock and Warrant Offering. Ardent Advisors LLC requested that these warrants be issued in the name of Nexcore Capital, Inc.	Nexcore Capital, Inc. is an affiliate of Ardent Advisors LLC, which served as one of Towerstream’s placement agent’s in connection with the Common Stock and Warrant Offering	$4.50
Ardent Advisors LLC	28,778	0.25%	Shares underlying a Warrant acquired on January 18, 2007 as compensation for Ardent Advisors LLC serving as a placement agent in connection with the Common Stock and Warrant Offering.	Ardent Advisors LLC served as one of Towerstream’s placement agent’s in connection with the Common Stock and Warrant Offering	$4.50
John Lemak	102,444	0.88%	Shares underlying a Warrant acquired on January 18, 2007 as compensation for WFG Investments, Inc. serving as a placement agent in connection with the Common Stock and Warrant Offering. WFG Investments, Inc. requested that these warrants be issued in the name of John Lemak.	John Lemak is an affiliate of WFG Investments, Inc., which served as one of Towerstream’s placement agent’s in connection with the Common Stock and Warrant Offering	$4.50
Palladium Capital Advisors, LLC	66,136	0.57%	Shares underlying a Warrant acquired on January 18, 2007 as compensation for Palladium Capital Advisors, LLC serving as a placement agent in connection with the Common Stock and Warrant Offering and the Debenture and Warrant Offering.	Palladium Capital Advisors, LLC served as one of Towerstream’s placement agent’s in the Common Stock and Warrant Offering and as Towerstream’s sole placement agent in connection with the Debenture and Warrant Offering	$4.50
Total Size of Offering	11,699,101	100.00%